Exhibit 99.5

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on December 10, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (Pacific Time) on Friday, December 6, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder I/We, being holder(s) of Petaquilla Minerals Ltd. hereby appoint(s): Joao Manuel, Chief Executive Officer, or failing him, Janet Francis, VP Corporate Affairs,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Petaquilla Minerals Ltd. (the "Company") to be held at the Fairmont Vancouver Hotel, Garibaldi Room, 900 West Georgia Street, Vancouver, B.C., on December 10, 2013, at 10:00 AM (Pacific Time) and at any adjoumment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Number of Directors	☐	☐
To set the number of Directors at 5.

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Cristobal Colon de Carvajal	☐	☐	02. Raul Ferrer	☐	☐	03. Richard Fifer	☐	☐

04. David Kaplan	☐	☐	05. Pedro Pablo Permuy	☐	☐

	For	Withhold

3. Appointment of Auditors	☐	☐
Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Withhold

4. Shareholder Rights Plan	☐	☐
To consider and, if deemed appropriate, to approve an ordinary resolution of the shareholders ratifying and confirming the continuation and renewal of the Company's Shareholder Rights Plan Agreement with Computershare Trust Company of Canada dated October 18, 2010, as more fully described in the accompanying Management Information Circular.

	For	Withhold

5. Amended Stock Option Plan	☐	☐

To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an amended Stock Option Plan for the Company, increasing the maximum number of shares that may be issued under the Stock Option Plan from 12,500,000 to 15,500,000 shares.

	For	Withhold

6. Extension of Petaquilla Stock Option Grant	☐	☐
To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an expiry date extension to a stock option grant previously awarded to an executive officer, as more fully described in the accompanying Management Information Circular.

	For	Withhold

7. Extension of Iberian Stock Option Grants	☐	☐
To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an expiry date extension to stock option issuances acquired by the Company upon the acquisition of Iberian Resources Corp., as more fully described in the accompanying Management Information Circular.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

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